NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 20, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 09, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Goldman Sachs New Age Consumer ETF and Goldman Sachs Innovate Equity TEF became effective after market close on November 6, 2020. Shareholders of Goldman Sachs New Age Consumer ETF will receive shares of Goldman Sachs Innovate Equity ETF that are equal in aggregate net asset value to the shares of the fund held as of time valuation specified in the Plan of Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 09, 2020.